Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with (i) our unaudited condensed consolidated statements of financial position as of June 30, 2025, unaudited condensed consolidated statements of profit or loss, comprehensive income/(loss), changes in shareholders’ equity and cash flows for the six months ended June 30, 2024 and June 30 2025, and notes to the unaudited condensed consolidated financial statements thereto included elsewhere in this Form 6-K, (ii) audited consolidated statements of financial position of Amber DWM Holding Limited and its subsidiaries as of June 30, 2024 and December 31, 2024, and the related consolidated statements of profit or loss and other comprehensive income, change in equity, and cash flows for the six months ended December 31, 2023 (unaudited) and December 31, 2024 (audited) included in our transition report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on June 12, 2025 (the “Transition Report”), and (iii) audited consolidated statements of financial position of Amber DWM Holding Limited and its subsidiaries as of June 30, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, change in equity, and cash flows for the years ended June 30, 2023 and 2024 included in the proxy statement attached to our Form 6-K furnished to the SEC on December 19, 2024.

Forward Looking Statements

This Form 6-K may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of our industry;

•	our expectations regarding demand for and market acceptance of our products, services and solutions;

•	competition in our industry;

•	relevant government policies and regulations relating to our business and industry;

•	our crypto reserve strategy;

•	general economic and business conditions globally and in jurisdictions where we operate;

•	assumptions underlying or related to any of the foregoing; and

•

the other risks and uncertainties described under “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”) filed with the SEC on April 29, 2025.

You should read this Form 6-K and the documents that we refer to in this Form 6-K completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this Form 6-K discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 6-K. The principal risks, uncertainties and other important factors that have affected or may affect our business and that have caused or could cause our actual results to differ materially include the following, as well as the other risks detailed in the “Risk Factors” section contained in the Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Business Overview

We are a leading digital asset wealth management platform, operating under the brand name “Amber Premium,” strategically positioned within the rapidly expanding digital asset market. We act as the institutional gateway to crypto finance, providing market access, execution infrastructure, and investment solutions for institutional investors and high-net-worth individuals (HNWIs).

As institutions and HNWIs increasingly explore opportunities in the digital asset sector, their initial participation is often through familiar traditional financial instruments, such as exchange-traded funds (ETFs) and direct exposure to Bitcoin. As their engagement deepens, these investors increasingly recognize that the digital asset landscape encompasses a broader range of opportunities, including blockchain-based innovations, decentralized finance (DeFi) applications, and tokenized financial products. We seek to address these evolving needs by offering institutional-grade execution services, comprehensive suite of investment products, and integrated crypto payment solutions that extend beyond traditional financial (TradFi) instruments. Leveraging our market expertise, proprietary technologies, and institutional-level risk management practices, we enable clients to effectively navigate the complexities of the digital asset ecosystem, optimize portfolio strategies, and identify new opportunities for growth within this emerging asset class.

By seamlessly merging traditional finance and decentralized finance, we provide the following major products to meet our clients’ evolving needs:

Comprehensive Wealth Management Solutions

•

Structured Investment Products – We offer a range of products with option structures, including dual cryptocurrency instruments and accumulator/decumulator products, which are designed to support systematic asset accumulation and manage exposure in a risk-adjusted manner.

•	Yield & DeFi Solutions – We offer earn programs, staking rewards, and DeFi yield-related products, which are structured to enhance capital efficiency while maintaining effective risk management.

•

Collateralized Lending – We offer crypto-backed financing solutions that allow clients to obtain liquidity against their digital asset holdings. These services include configurable loan terms and automated position monitoring mechanisms designed to reduce the risk of forced liquidation.

Full-Stack Execution Solutions

Our execution solutions provide direct access to over 2,000 trading pairs across more than 100 centralized exchanges (CEXs), decentralized exchanges (DEXs), and over-the-counter (OTC) markets. The platform’s connectivity to a broad network of liquidity sources enables trade execution across a wide range of digital assets.

•

Automated Execution – Our execution services are backed by a high-performance trading infrastructure, supporting automated strategies and advanced order execution methods, such as Volume Weighted Average Price (VWAP) and Time Weighted Average Price (TWAP), and Iceberg strategies for optimized trading.

•

OTC Trading – We offer over-the-counter trading solutions through a 24/7 institutional OTC desk to facilitate large-order execution through bilateral transactions. The solutions are tailored to institutional clients and are designed to minimize market impact.

Seamless Crypto Payment Solutions

•

Fiat On/Off-Ramp – We provide crypto-to-fiat and fiat-to-crypto conversion services through regulated channels, enabling clients to transact between digital assets and traditional currencies in a secure and compliant manner.

•

Amber Premium Crypto Card – Amber Premium Crypto Card is a virtual payment solution designed to seamlessly integrate digital assets with traditional financial systems. This card enables users to directly spend a broad range of cryptocurrencies — including yield-generating digital assets — at merchants worldwide, with real-time transaction settlement. The Amber Premium Crypto Card aims to enhance the utility of digital assets by facilitating instantaneous and secure payments across the global merchant network.

In addition, to a lesser extent, we operate marketing solutions and enterprise solutions business in Asia after the completion of the merger with iClick Interactive Asia Group Limited (“iClick”) on March 12, 2025 (the “Merger”).

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the followings:

Market Demand for Digital Asset Management Products

The market demand for digital asset management products is affected by a variety of factors related to market conditions and overall sentiment towards digital assets. Developments within the cryptoeconomy—such as regulatory changes, technological advancements, or notable actions by major companies—can rapidly alter perceptions and adoption rates. For instance, if leading firms successfully implement fiat on/off ramp services or enhance OTC trading and execution capabilities, this could bolster confidence in digital assets as viable mediums of exchange or stores of value. While occasional challenges like security concerns or regulatory adjustments may arise, they are part of the dynamic landscape influencing user and investor confidence, affecting clients’ demand for these products. Additionally, evolving social media trends and market speculation may sway consumer preferences, impacting which digital assets are perceived as valuable.

Moreover, the ability of digital assets to meet user demands and provide tangible utility is crucial. As consumers seek products that integrate seamlessly into their financial lives, the functionality of digital assets and their ecosystems becomes paramount. These economic fluctuations can further influence these trends, reducing purchasing power and investment willingness at times. On the other hand, they also present opportunities for innovation and adaptability. This interplay of market sentiment, functionality, regulatory landscape, and economic conditions creates a dynamic environment for demand, driving the need for agility and innovation in responding to evolving consumer needs and perceptions in the cryptoeconomy.

Price of Digital Assets and Transaction Volume

We earn conversion fees when clients transfer or withdraw funds and/or digital assets from our platform, and performs conversion between fiat currencies and digital assets. We also earn finance income mainly from premiums earned on structured products as well as interest earned from digital asset lending arrangements. Depending on product type, we either charge a flat fee or a percentage of the value of each transaction. Therefore, our operating results are dependent on the prices of digital assets, transaction volumes, and market liquidity for digital assets.

In addition, in May 2025, we announced the crypto reserve plan of up to US$100 million. The reserve strategy will initially focus on high-conviction digital assets, such as Binance Coin (BNB), Solana (SOL), Sui (SUI), Ripple (XRP), Bitcoin (BTC), and Ethereum (ETH) — with flexibility to expand into other ecosystem-aligned tokens as well as allocate funds for stablecoins such as World Liberty Financial USD (USD1). As a result, our financial conditions and results of operation are affected by the fluctuations in the market price of these digital assets and any associated unrealized gains or losses. Such gains or losses may be recognized in our financial statements as a result of a changes in the market price of these digital assets relative to the carrying values recorded on our balance sheets. As of June 30, 2025, we had US$9.4 million in digital assets, primarily consisting of BTC and ETH. Please refer to the Notes to The Unaudited Interim Condensed Consolidated Financial Statements – 3. Digital Assets.

Effectiveness of Innovative “1+N” Premium Servicing Model and Client Support and Servicing Capabilities

Central to our offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn/structured products and DeFi yield-enhanced products. The effectiveness of the “1+N” model may be affected during periods of market volatility, where rapid decisions and responses are crucial, potentially impacting the quality of client engagement and service delivery. In addition, this model requires seamless collaboration between the relationship manager and experts. In addition, our ability to cross-sell our products (e.g., transitioning clients from OTC trading to structured products) could materially affect our results of operations.

Ability to Competitively Price Products and Services

Our operating results depend on our ability to competitively price our products and services. Similar to the industry peers, as the industry evolves, we anticipate some fee pressure. Our strategy is to maintain our position as a trusted brand while developing new products and services to enhance our customer value proposition and offset the effects of any future fee pressure. Maintaining and growing client trust in our brand is critical. In addition, our ability to capture value through the development of new and existing products and services may also affect our operating results and financial condition.

Regulatory Environment

The regulatory environment for digital assets is complex and evolving, presenting both challenges and opportunities that could affect our financial performance. While we are committed to designing products and services that adhere to legal requirements, changes in laws and regulations may influence our ability to onboard customers and offer products across various regions.

In addition, our financial prospects and growth depend significantly on our ability to continue to operate in compliance with these regulations. We design our products and services to ensure legal compliance. We maintain operations and hold licenses in multiple jurisdictions, each subject to our own legal framework. We expect to continue to invest significant resources to comply with these regulatory requirements.

Key Components of Results of Operations

Revenue

We generate revenue primarily from digital asset services and solutions under the brand name “Amber Premium,” and to a lesser extent, from marketing and enterprise solutions.

Our revenue from digital assets services and solutions include wealth management solutions revenue, execution solutions revenue and payment solutions revenue. Wealth management solutions revenue is mainly generated from (a) finance income and premiums earned on structured products and agency fees; and (b) commission, rebates and spread earned from standard earn and structured products, DeFi yield enhanced products and strategic funds. Execution solutions revenue mainly includes the transaction fees from the provision of OTC trading and execution services. Payment solutions revenue is generated from the conversion fee of our fiat on/off-ramp services.

Our marketing and enterprise solutions revenue is generated from online marketing, SaaS products and services provided in Asia.

The following table presents the breakdown of our total revenue for the periods presented.

	For the Six Months ended June 30,
(US$ in thousands, except %)	2024	% of revenue	2025	% of revenue

	(unaudited)
Digital Assets Services and Solutions	1,878	100.0	27,801	77.4
Wealth management solutions	1,197	63.8	21,462	59.8
Execution solutions	53	2.8	4,684	13.0
Payment solutions	628	33.4	1,655	4.6
Marketing and Enterprise Solutions	—	0.0	8,102	22.6
Total Revenue	1,878	100.0	35,903	100.0

Cost of Revenue

Our cost of revenue mainly consists of interests and premium costs paid to clients, the premium costs associated with managing the risks of the underlying assets of our structured products, and customer referral fees. To a lesser extent, our cost of revenue also consists of media cost in connection with marketing campaigns and direct service cost of enterprise solutions.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses.

The following table sets forth our operating expenses for the periods presented.

	For the Six Months ended June 30,
(US$ in thousands, except %)	2024	% of revenue	2025	% of revenue

	(unaudited)
Research and development expenses	(158)	(8.4)	(8,014)	(22.3)
Sales and marketing expenses	(5)	(0.3)	(3,616)	(10.1)
General and administrative expenses	(3,050)	(162.3)	(14,302)	(39.8)
Total operating expenses	(3,213)	(171.0)	(25,932)	(72.2)

Research and development expenses. Our research and development expenses primarily consist of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing our platform and in developing new products and services.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) salary and welfare expenses, and (ii) branding, marketing and promotional costs.

General and administrative expenses. Our general and administrative expenses primarily consist of personnel expenses, legal, audit and other professional service fees.

Finance Income, Net

Our finance income consists of interest income on cash and cash equivalents and loan receivables. Our finance costs consist of interest expense on bank borrowings, lease liabilities and related parties.

Other (Losses)/Gains, Net

Our other (losses)/gains, net consists of realized and unrealized fair value changes of digital assets, fair value changes on derivative contract, fair value gain on financial assets at fair value through profit or loss from US listed equity securities, dividend income from investment, government grants, and foreign currency exchange difference, net.

Results of Operations

The following table sets forth our unaudited condensed consolidated statements of profit or loss for the periods indicated:

	For the Six Months ended June 30,
(US$ in thousands)	2024	% of revenue	2025	% of revenue

	(unaudited)
Revenue	1,878	100.0	35,903	100.0
Cost of revenue	(1,128)	(60.1)	(9,942)	(27.7)
Gross profit	750	39.9	25,961	72.3
Operating expenses
Research and development expenses	(158)	(8.4)	(8,014)	(22.3)
Sales and marketing expenses	(5)	(0.3)	(3,616)	(10.1)
General and administrative expenses	(3,050)	(162.3)	(14,302)	(39.8)
Total operating expenses	(3,213)	(171.0)	(25,932)	(72.2)
Operating (loss)/income	(2,463)	(131.1)	29	0.1
Finance income, net	52	2.8	38	0.1
Other (losses)/gains, net	(7,930)	(422.3)	1,605	4.5
(Loss)/profit before share of loss from an equity investee and income tax expense	(10,341)	(550.6)	1,672	4.7
Share of losses from an equity investee	—	—	(24)	(0.1)
Income tax expense	—	—	(4)	(0.0)
Net (loss)/income	(10,341)	(550.6)	1,644	4.6
Net loss attributable to non-controlling interests	—	—	28	0.1
Net (loss)/income attributable to Amber International Holding Limited’s ordinary shareholders	(10,341)	(550.6)	1,672	4.7

In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WFTL (the “WFTL Assigned Contracts”) effective from January 1, 2025, and 100% consolidated net income of Sparrow Tech Private Limited effective from March 12, 2025. Therefore, our results for the first half of 2025 have included the net income from WFTL Assigned Contracts and Sparrow Tech Private Limited, which was not reflected in our results for the first half of 2024.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

Our revenue increased from US$1.9 million for the six months ended June 30, 2024 to US$35.9 million for the six months ended June 30, 2025, driven by continuous growth in client demand and interest on digital assets, along with the WFTL Assigned Contracts, our business expansion, and integration of revenue from Marketing and Enterprise Solutions following the Merger.

Our revenue from wealth management solutions increased from US$1.2 million for the six months ended June 30, 2024 to US$21.5 million for the six months ended June 30, 2025, contributed by increased client assets on our platform and stronger adoption of wealth management offerings, supported by the WFTL Assigned Contracts starting from 2025, as well as strong demand for our diverse investment products and services.

Our revenue from execution solutions increased from US$53 thousand for the six months ended June 30, 2024 to US$4.7 million for the six months ended June 30, 2025, mainly driven by revenue generated from the WFTL Assigned Contracts, coupled with higher average fee rate and spread in the mix of different trading in the six months ended June 30, 2025.

Our revenue from payment solutions increased from US$0.6 million for the six months ended June 30, 2024 to US$1.7 million for the six months ended June 30, 2025, mainly contributed from the revenue generated from the WFTL Assigned Contracts.

Our revenue from marketing and enterprise solutions revenue was US$8.1 million, contributed by online marketing, SaaS products and services after the Merger.

Cost of Revenue

Our cost of revenue increased from US$1.1 million for the six months ended June 30, 2024 to US$9.9 million for the six months ended June 30, 2025, primarily driven by the WFTL Assigned Contracts, the growth in wealth management solutions business and cost of revenue from marketing and enterprise solutions.

Gross Profit and Gross Profit Margin

As a result of the above, our gross profit was increasing from US$0.8 million for the six months ended June 30, 2024 to US$26.0 million for the six months ended June 30, 2025. Our gross profit margin was significantly improved from 39.9% to 72.3% during the same periods, which was primarily mainly contributed by the strong execution of WFTL Assigned Contracts, accelerated growth of Amber Premium business and higher margin iClick business.

Operating Expenses

Our total operating expenses increased from US$3.2 million for the six months ended June 30, 2024 to US$25.9 million for the six months ended June 30, 2025.

Our research and development expenses increased from US$0.2 million for the six months ended June 30, 2024 to US$8.0 million for the six months ended June 30, 2025, primarily attributable to the increase of technology infrastructure expenses and software services expenses for business expansion.

Our sales and marketing expenses increased from US$5 thousand for the six months ended June 30, 2024 to US$3.6 million for the six months ended June 30, 2025, primary because of the staff cost, and marketing and promotion expenses for business development during the period.

Our general and administrative expenses increased from US$3.1 million for the six months ended June 30, 2024 to US$14.3 million for the six months ended June 30, 2025, primarily related to personnel expenses for business expansion and development, and increase of legal, audit and other professional service fees after the Company going public.

Finance Income, Net

Our finance income, net was US$38 thousand for the six months ended June 30, 2025, compared to finance income, net of US$52 thousand for the six months ended June 30, 2024.

Other (Losses)/Gains, Net

Our other losses, net was US$7.9 million for the six months ended June 30, 2024, mainly represented changes in the prices of BTC and ETH borrowed from or repaid to related parties by us. Other gains, net was US$1.6 million for the six months ended June 30, 2025, primarily because the related party loan was waived prior to the Merger, and the fair value gain on financial assets at fair value through profit or loss from US listed equity securities, dividend income from investment, and government grants recorded during the period.

Share of losses from an equity investee

We recorded share of losses from an equity investee of US$24 thousand for the six months ended June 30, 2025 as a result of net losses from our joint venture with VGI Global Media Plc in Thailand.

Income Tax Expense

We incurred income tax expense of US$4 thousand for the six months ended June 30, 2025 compared to nil for the six months ended June 30, 2024, because some of our operating subsidiaries have achieved profitability.

Net Income

As a result of the foregoing, we recorded net income of US$1.6 million for the six months ended June 30, 2025, as compared to net loss of US$10.3 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

During the six months ended June 30, 2025, our principal sources of liquidity have been cash generated from our operating activities, advances from our ultimate holding company, Amber Group and related companies, and bank borrowings. As of June 30, 2025, we had US$22.7 million in cash and cash equivalents and primarily consisted of bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by the management. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

Cash Flows and Working Capital

The following table summarizes our cash flows for the periods presented:

	For the Six Months ended June 30,
(US$ in thousands)	2024	2025

	(unaudited)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(426)	(4,097)
Net cash used in investing activities	(6,980)	(330)
Net cash generated from financing activities	10,379	2,791
Net increase/(decrease) in cash and bank balances	2,973	(1,636)
Cash and bank balances at beginning of period	793	9,326
Cash and bank balances from the merged business	—	18,249
Effect on exchange rate changes on bank balances	—	(112)
Cash and bank balances at end of period	3,766	25,827

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 of US$4.1 million was primarily related to net income before tax of US$1.6 million, partially offset by a net decrease in working capital of US$4.5 million and non-cash items of negative US$1.3 million. The net decrease in working capital was primarily attributable to the decrease in trade and other payables during the period. The non-cash items mainly consisted of net income settled in digital assets of US$2.1 million, fair value changes on derivative contract of US$1.3 million, and fair value gain on financial asset at fair value through profits or loss of US$0.9 million, partially offset by unrealized fair value changes on amount due to related parties denominated in digital assets of US$1.5 million, share based compensation of US$0.8 million and depreciation and amortization of US$0.6 million.

Net cash used in operating activities for the six months ended June 30, 2024 of US$0.4 million was primarily related to our net loss of US$10.3 million, partially offset by non-cash items, which mainly consisted of unrealized fair value changes on digital assets of US$8.4 million and net income received in digital assets of US$1.6 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 of US$0.3 million was primarily attributable to the investments of financial assets at fair value through profit or loss amounting to US$1.1 million and advances to related parties, net amounting to US$1.3 million, partially offset by US$2.1 million disposal of crypto assets held.

Net cash used in investing activities for the six months ended June 30, 2024 of US$7.0 million, primarily attributable to the increase in pledged deposits of US$3.0 million and advances to related parties, net amounting to US$4.1 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2025 of US$2.8 million was primarily attributable from repayment from related parties, net of US$2.5 million, and net proceeds from bank borrowings of US$0.7 million.

Net cash provided by financing activities for the six months ended June 30, 2024 of US$10.4 million consisted of repayment from related parties, net of US$7.4 million, and proceeds from issuance of preference shares of US$3.0 million.

Credit Facilities

In May 2025, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year revolving loan of RMB5.0 million (US$0.7 million). The interest rate of this loan facility is LPR minus 0.05%. As of June 30, 2025, the total outstanding amount of this loan was RMB5.0 million (US$0.7 million).

In May 2025, we entered into a facility agreement for working capital loans with a commercial bank, which provides for a one-year revolving loan of RMB5.0 million (US$0.7 million). The interest rate of this loan facility is 2.50%. As of June 30, 2025, the total outstanding amount of this loan was RMB5.0 million (US$0.7 million).

In June 2025, we entered into facility agreements for working capital loans with a commercial bank, which provides for a total of one-year non-revolving loan of RMB9.0 million (US$1.3 million). The interest rate of this loan facility is LPR minus 0.20% to LPR minus 0.15%. As of June 30, 2025, the total outstanding amount of this loan was RMB9.0 million (US$1.3 million).

In addition, we have the following legacy credit facilities from iClick:

(i) In March 2019, certain subsidiaries of iClick entered into a facility agreement with a commercial bank, which was amended in March 2024 to provide for a one-year factoring loans of HK$11.7 million (US$1.5 million). We provide corporate guarantee and accounts receivable as pledge to secure our obligations under this revolving loan. The interest rate of this loan facility was at 4.25% per annum over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) for loan in HK$, 2.00% per annum over 1-month HIBOR for loan in RMB, or 4.32% over US$ reference rate. As of June 30, 2025, the total outstanding amount of the revolving loan was HK$8 thousand (US$1 thousand).

(ii) In October 2019, certain subsidiaries of iClick entered into a one-year facility agreement for working capital loans with a commercial bank, which was amended in March 2024 to provide for (a) US$7.5 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (b) US$0.5 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (a) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (b) 3.95% over US$ reference rate per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s US$ best lending rate. We had no outstanding balance under these loan facilities as of June 30, 2025.

As of June 30, 2025, no financial covenants as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of June 30, 2025 was 2.80% per annum.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Capital Expenditures

We made capital expenditures of US$0.1 million in the six months ended June 30, 2025. We will continue to make capital expenditures to support our business growth.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our short-term debts, consisting of bank borrowings, and operating lease obligations, which primarily represent our obligations for leasing office premises.

The following table summarizes our contractual obligations and commitments as of June 30, 2025:

		Total
	Carrying	contractual	On demand or	Within 2 to 5
(US$ in thousands)	amount	cash flow	within 1 year	years
Short-term debts	2,673	2,673	2,673	—
Lease liabilities	2,173	2,257	1,026	1,231

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of financial risks from our operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets).

Foreign Currency Risk

Foreign currency risk arises from cash flows from transactions denominated in foreign currencies. We have transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency, primarily Singapore Dollar (“SGD”). If the U.S. dollar appreciates against the SGD by 5%, our profit would increase by approximately US$2,000 in the six months ended June 30, 2025. We do not have any formal policy for hedging against currency risk. The value of the SGD against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in Singapore and U.S. and by Singapore’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into SGD for our operations, appreciation of SGD against the U.S. dollar would reduce the SGD amount we receive from the conversion. Conversely, if we decide to convert SGD into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the SGD would reduce the U.S. dollar amounts available to us.

Certain of our operating activities are transacted in Hong Kong dollars. We consider the foreign exchange risk in relation to transactions denominated in Hong Kong dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Digital Assets Price Risk

Crypto asset risk is the risk that future profit and financial position will fluctuate because of changes in the price of crypto assets. Digital assets that we deal with in our trading activities are digital assets such as BTC and ETH which can be traded in a number of public exchanges.

Our exposure to price risk arise from digital assets and digital assets payables which are both measured on a fair value basis. In particular, our operating result may depend upon the market price of BTC and ETH, as well as other digital assets. If the price of BTC and ETH rise by 30%, our profit would increase by approximately US$3,000 and US$36,000 in the six months ended June 30, 2025, respectively. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by us in the customers’ accounts to the customers under the respective trading arrangements with us.

Risks Associated with Storage and Protection of Digital Assets

We primarily store our digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for our digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for us.

Investment Risk Related to Trading of Digital Assets

We follow a fully hedged strategy for structured products. Each user-facing structured product is quoted by a related party and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, see “Notes to the Consolidated Financial Statements – Note 2. Summary of significant accounting policies” contained in our Transition Report.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that management believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Derivative Financial Instrument

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. We had applied Black-Scholes model to estimate the fair value of the derivative financial instrument. The key inputs contributing to the estimation uncertainty include annualized volatility and risk-free rate.

Impairment of Goodwill

We test goodwill for impairment at least on an annual basis. Determining whether goodwill is impaired requires an estimation of the value-in-use of the cash-generating units (“CGU”) to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. No impairment loss was recognized during the six months ended June 30, 2025.

Impairment of non-financial assets

We assess at each reporting date whether there is an indication that an asset may be impaired. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on a discounted cash flow method. Judgment is used in estimating future cashflows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset group’s fair value. An impairment loss is recognized for the amount by which the asset group’s carrying amount exceeds its recoverable amount. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. When an impairment loss is recognized for the asset group to be held and used, the adjusted carrying amounts of those asset groups are depreciated over their remaining useful life. No impairment loss was recognized during the six months ended June 30, 2025.